Exhibit (h)(2)

42 BASIS POINT EXPENSE CONTRACT

between

FIDELITY NEWBURY STREET TRUST

TREASURY FUND: RETAIL CLASS

and

FIDELITY MANAGEMENT & RESEARCH COMPANY

This 42 Basis Point Expense Contract, dated as of February 1, 2015, (the "Agreement"), is made and entered into by and between Fidelity Newbury Street Trust, a Delaware statutory trust which may issue one or more series of shares of beneficial interest (the "Trust"), on behalf of Treasury Fund (the "Fund"), and Fidelity Management & Research Company, a Massachusetts corporation (the "Manager").

WHEREAS, the Management Agreement provides that the Manager will pay certain expenses of the Fund out of the management fee but is not obligated to pay expenses allocable to any class; and

WHEREAS, the Trust and the Manager have determined that it is appropriate and in the best interest of the Fund and its shareholders to maintain the expenses of the retail class of the Fund (the "Retail Class").

NOW THEREFORE, the parties hereto agree as follows:

1. EXPENSE PROVISION. Until this agreement shall be amended or terminated pursuant to Section 2 or Section 5 hereof, the Manager agrees, with respect to the Retail Class, to pay or provide for the payment of any fee or expense allocated at the class level and attributable to the Retail Class, such that the ordinary operating expenses incurred by the Retail Class in any fiscal year (excluding interest, taxes, securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees of the Trust, and extraordinary expenses) will not exceed 42 basis points on an annual basis. For avoidance of doubt, it is understood that this agreement shall not apply to any other class other than the Retail Class.

2. AMENDMENTS. This Agreement may not be amended to increase the fees or expenses payable by Retail Class except by a vote of a majority of the Board of Trustees of the Trust and by a vote of a majority of the outstanding voting securities of Retail Class; provided that all other amendments may be approved by mutual consent of the parties without a shareholder vote.

3. INTERPRETATION. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust's Trust Instrument or Bylaws, each as in effect from time to time, or any applicable statutory or regulatory requirement, including without limitation any requirements under the Investment Company Act of 1940 (the "1940 Act"), to which it is subject or by which it is bound, or to relieve or deprive the Trust's Board of Trustees of its responsibility for or control of the conduct of the affairs of the Trust or the Fund.

4. DEFINITIONS. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Management Agreement.

5. TERMINATION. This Agreement will automatically terminate upon termination of the Management Agreement between the Fund and the Manager.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the date first above written.

Fidelity Management & Research Company

By: /s/William E. Dailey

William E. Dailey

Treasurer

Fidelity Newbury Street Trust,

on behalf of Treasury Fund

By: /s/Stephanie J. Dorsey

Stephanie J. Dorsey

President and Treasurer